May 9, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Filed April 18, 2023
CIK No. 0001956166

Ladies and Gentlemen:

Set forth below, on behalf of our client, Ming Shing Group Holdings Ltd. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2023 (the “Comment Letter”), with respect to Amendment No. 3 to the Company’s Draft Registration Statement on Form F-1 (the “DRS/A3”) submitted to the Commission on April 18, 2023 and to update certain information in the DRS/A3, the Company is filing a further Amended Draft Registration Statement, Amendment No. 4 to Draft Registration Statement on Form F-1, with the Commission (the “DRS/A4”). Please note that all references to page numbers in the responses are references to the page numbers in the DRS/A4 submitted concurrently with the submission of this letter in response to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the Amended Registration Statement unless defined herein.

Nauth LPC ● www.nauth.com ● T 416.477.6031● F 416.477.6032

217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission May 9, 2023 Page 2

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 18, 2023

Cover Page

1. We note the disclosure about the Confidentiality Provisions which came into effect on March 31, 2023. Please state here and on page 16, whether you are covered by the Confidentiality Provisions and describe the consequences to you and your investors if you or your subsidiaries: (i) inadvertently conclude that permissions or approvals under the Confidentiality Provisions are not required, or (ii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals under the Confidentiality Provisions in the future. Furthermore, please update the opinion of your PRC counsel, China Commercial Law Firm, regarding whether or not the Confidentiality Provisions apply to you.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page and on pages 16 - 17 of the DRS/A4 to clarify that we are not covered by the Confidentiality Provisions and to describe the consequences (i) if the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our offering with respect to the Confidentiality Provisions or (ii) if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies with respect to the Confidentiality Provisions in response to the Staff’s comment. The Company would also like to advise the Staff that the opinion of our PRC counsel, China Commercial Law Firm has been updated to reflect that the Confidentiality Provisions do not apply to us.

Calls on Shares and Forfeiture or Surrender of Shares, page 104

2. In the first paragraph under this subheading, please clarify your reference to “any premium.” Please also clarify, if true, that there is no premium in connection with shares in this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 104 of the DRS/A4 to clarify our reference to “any premium” and to clarify that there is no premium in connection with shares in this offering in response to the Staff’s comment.

www.nauth.com